Exhibit 99.3

September 9, 2020

Board of Directors

Computer Task Group, Incorporated

(“CTG” or the “Company”)

800 Delaware Avenue

Buffalo, NY 14209

Attn: Daniel Sullivan, Chairman of the Board

Dear Board of Directors:

Wax Asset Management and Assurance Global Services LLC (“AGS”) are one of CTG’s largest shareholders. We are long-term owners and seek to ensure that the companies in which we invest act with integrity and accountability. We write to the Board because the Board of CTG has governed over a period of compensation and capital allocation practices that have resulted in unacceptable dilution to the Company’s shareholders and the corresponding destruction of shareholder value. And now the Board would like to continue those broken practices as it seeks approval of a new equity plan (the “Equity Plan”) in the proxy that could allow it to grant another 1.95 million shares to CTG insiders at significantly undervalued levels.

Most concerning to us is that the approval of this Equity Plan would allow the Board to continue to “double dip” on its compensation by paying its directors at excessive annual levels and diluting its shareholders by structuring 100% of the Board’s compensation with significantly undervalued stock. We have had several conversations with each of Mr. Daniel J. Sullivan, the Chairman of the Board, and Mr. James R. Helvey, III, the Chairman of the Audit Committee, both of whom fail to recognize the flaws and costs to shareholders of this approach.

Excessive Board Compensation. While CTG’s stock price has underperformed the market and peer companies since 2014, the Board’s total compensation increased by 30% without an appropriate disclosed rationale and above the board compensation levels of appropriate peers.

                                                                 Source: Company 10-k and Proxies.

CTG Director Compensation versus Appropriate Company Peers

Company	2019 Revenues	Average Director Compensation	Compensation Range	% in Paid Shares
CTG	$394m	$177k	$150k-$250k	100%
BG Staffing, Inc.	$294m	$94k	$81k-$107k	54%
Mastech Digital, Inc.	$194m	$91k	$90k-$94k	46%

Note: Excludes Compensation Committee Peer Group Public Companies with over $0.96 billion of 2019 annual revenues-Allscripts Healthcare Solutions, Inc., Huron Consulting Group, Inc., Kforce Inc., Leidos Holdings, Inc., Navigant Consulting, Inc. (Sold in 2019), and Volt Information Services, Inc.

Sources: Company Proxies.

Inappropriate Dilution at Undervalued Prices. Since January 1, 2018, the Board has awarded 1.9 million shares and options, including 0.5 million shares or 3.3% of the Company to the independent directors of the Board (see chart of Board grants below). It is unacceptable and in contrast to appropriate capital allocation practices that the Board has granted this excessive amount of equity below prices where (i) Board has authorized (and continues to boast of) the repurchase of $38.5 million of shares since 2013 at an average price of $8.95 and (ii) the levels of previous publicly disclosed acquisition proposals made by AGS.

We believe it is time for change at CTG and will vote against the following:

●	Proposal 1 for James R. Helvey, III (Partner of Cassia Capital Partners) and Owen J. Sullivan (Chief Operating Office of NCR Corporation), each of whom serves on the Company’s Compensation Committee responsible for approving and setting non-employee director pay that is recurring and excessive and without a compelling rationale disclosed in the Company’s proxy.

●	Proposal 4 regarding the approval and ratification of the Company’s 2020 Equity Award Plan in order to prevent additional dilution to shareholders.

Finally, in order to maximize that intrinsic value per CTG share over the long-term, we recommend that the Board:

●	Improve its shareholder relations, notably by committing to attend the 2021 Annual Meeting in person (only one out of the five independent directors attended the 2019 annual meeting in person);

●	Reduce the directors’ annual compensation to $90,000 and pay in cash;

●	Individually purchase CTG shares in the open market (none of the directors have purchased CTG stock in the open market since 2015);

●	Replace compensation-related performance targets tied to non-GAAP EPS with EVA, ROIC or equivalent performance measure targets to incentivize improved capital allocation practices;

●	Use excess cash to maximize the intrinsic value per share of its business through internal investment or share repurchases below intrinsic value; and

●	Replace each of Mr. Daniel Sullivan, Mr. Helvey and Mr. Owen Sullivan with directors who have proven capital allocation, performance improvement and digital transformation expertise if Mr. Helvey and Mr. Sullivan do not receive “For” votes from at least 2/3 of the shares outstanding in the upcoming 2020 Annual Meeting (only 7 million shares out of 14.4 million shares were voted “For” the independent directors nominated in 2019).

Sincerely,

/s/ Evan Wax	/s/ James Lindstrom
Evan Wax	James Lindstrom
Wax Asset Management	Assurance Global Services LLC

Important Notice: This letter does not in any way constitute a proxy solicitation, which may be undertaken only pursuant to a definitive written proxy statement or an applicable exemption from the proxy statement requirements.  This letter merely states how we intend to vote our stock of CTG and the reasons therefor. Neither AGS nor Wax Asset Management intend to make any further public statements regarding Proposals 1 or 4 or to respond to inquiries by other stockholders regarding these matters except as permitted under applicable regulations. AGS and Wax Asset Management believe that all stockholders should make independent decisions regarding the election of directors and the other matters to be voted upon at the annual meeting.

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